UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Home Diagnostics, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
437080104

(CUSIP Number)
March 12, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☐ Rule 13d-1 (b)
          ☐ Rule 13d-1 (c)
          ☒ Rule 13d-1 (d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 6 Pages)

CUSIP No.	437080104	Page	2	of	6

1	NAMES OF REPORTING PERSONS George H. Holley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		0 shares of Common Stock

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of Common Stock

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(Page 2 of 6 Pages)

Item 1(a).	Name of Issuer:

Home Diagnostics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2400 NW 55th Court, Fort Lauderdale, FL 33309

Item 2(a).	Name of Person Filing:

George H. Holley

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1 Trefoil Drive, Trumbull, CT 06611

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

437080104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3 (a) (6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3 (a) (19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (ii)(G);
(Page 3 of 6)

(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

N/A

Item 4.	Ownership.
Amount Beneficially Owned: 0 shares of Common Stock

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: None

(ii)	shared power to vote or direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: None

(iv)	shared power to dispose or to direct the disposition of: None
(Page 4 of 6)

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A
(Page 5 of 6)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2010
Date:

/s/ George Holley
Name:	George Holley

(Page 6 of 6)